

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

David Boulette
Chief Executive Officer
Eva Live Inc.
1800 Century Park East, Suite 600
Los Angeles, CA 90067

> **Re: Eva Live Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 25, 2023**
> **File No. 333-273162**

Dear David Boulette:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 25, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed September 25, 2023

Dilution, page 13

1. We note your disclosure that the net tangible book value of your shares of common stock was $(1,465,594) or approximately $(0.013) per share based upon 115,847,349 shares issued and outstanding as of June 30, 2023. We also note your disclosure that the net tangible book value is $(967.257), and the net tangible book value per share before offering is $(0.008). Please reconcile the difference.

2. We cannot recalculate the decrease to present stockholders in net tangible book value per share after offering in the amount of $0.022. Please revise or advise.

Consolidated Balance Sheets, page F-4

3.   We are unable to find responsive disclosure to our prior comment 6 and reissue the comment. When the "Commitments and contingencies" caption is included on the balance sheet, the amount column should be left blank and not indicated with a dash (-) since the dash might be interpreted to mean that there are neither commitments nor contingent liabilities. This comment also applies to your interim financial statements.

Consolidated Statements of Cash Flows, page F-7

4.   We are unable to find a full responsive disclosure to our prior comment 7 and reissue the comment. Please revise the investing and financing sections to only present cash flow activity. We refer you to ASC 230-10-45-10 to 45-15. In this regard, we note that you present the business acquisitions of Evamedia as a use of cash when the transaction was paid with equity securities (i.e., noncash). Further, you disclose cash flows attributable to those equity securities issued to consummate the transactions. However, it does not appear as you received cash proceeds. Please ensure that you properly present non-cash activities in accordance with ASC 230-10-50-3 to 50-6.

Note 1. Business Description and Nature of Operations
Recent Significant Transaction - Evamedia Corp. Acquisition, page F-8

5.   We note your response to comments 8, and specifically that you are now applying the guidance in ASC 805-10-55-12 to treat the Evamedia Corp. acquisition as a reverse acquisition, with EvaMedia treated as the accounting acquirer and the Company treated as the "acquired" company for financial reporting purposes. We also note that you have restated your presented financial statements as of and for the period ended December 31, 2022, and 2021, which those previously filed with the Commission. In this regard, please provide the disclosures in the footnotes required by ASC 250-10-50 related to the Correction of an Error in Previously Issued Financial Statements.

Consolidated statements of stockholders equity (deficit), page F-31

6.   Please properly label each line item on the consolidated statements of stockholders equity (deficit).

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William B. Barnett